NEWS RELEASE

EMX Royalty Announces Closing of Koonenberry Exploration and Option Agreement

Vancouver, British Columbia, September 19, 2017 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce that Koonenberry Gold Pty Ltd. (“KNB”) has completed the earn-in requirements under the Exploration and Option Agreement dated January 31, 2014 (the “Agreement”) between North Queensland Mining Pty Ltd. (“NQM”) and the Company, and has elected to acquire EMX’s Koonenberry exploration licenses in New South Wales, Australia. KNB is the successor in interest to NQM under the Agreement.

Closing of the Transaction. In accordance with the Agreement, EMX has transferred its wholly-owned subsidiary EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB, a private Australian company formed for the sole purpose of developing the project. EMX has retained a 3% production royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry gold project have now been converted to retained royalty interests. Please see www.emxroyalty.com for more information.

Koonenberry Overview. The Koonenberry gold project is positioned along the regional-scale Koonenberry fault zone, where significant amounts of eluvial gold have been recovered in recent years by surface prospectors. The Koonenberry fault represents a major terrane boundary and deep-seated structural zone that was active during several orogenic events, and has multiple splays that project into, and through the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are largely coincident with these prominent structural features.

Although there are no records of previous hardrock mining at Koonenberry, much of the gold recovered through surface prospecting occurs as coarse specimens with attached “reef” quartz, suggesting derivation from nearby bedrock sources. Reconnaissance mapping and sampling by EMX demonstrated the presence of both eluvial/alluvial and bedrock sources of gold1. EMX identified a number of geological features at Koonenberry similar to the orogenic gold systems developed in the Victorian Goldfields, also located in southeastern Australia.

NQM and its partners completed an assessment of the paleoplacer, placer and eluvial gold potential across the project area, including detailed reprocessing of EMX geophysical surveys. This assessment identified multiple paleochannel targets across the property, and also highlighted fold axis features and multi-scale structures which have a strong spatial association with exposed quartz reefs and previous high-grade drill results.

EMX’s royalty agreements cover approximately 450 square kilometers of exploration licenses that comprise the consolidated Koonenberry project. The majority of the prospective ground covered by this extensive royalty position remains unexplored. KNB have informed EMX of their intention to continue to explore and evaluate the development potential of both the eluvial/alluvial and bedrock sources of gold at Koonenberry.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

1 See EMX news releases dated February 17, and October 6, 2011.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@emxroyalty.com	Email: SClose@emxroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six month period that ended on June 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com